Exhibit 12(e)

Entergy New Orleans, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

						31-Mar

	2008	2009	2010	2011	2012	2013

Fixed charges, as defined:
Total Interest	$20,982	$16,965	$13,170	$11,114	$11,344	$11,714
Interest applicable to rentals	444	593	751	743	670	671

Total fixed charges, as defined	21,426	17,558	13,921	11,857	12,014	12,385

Preferred dividends, as defined (a)	1,602	1,454	1,177	1,569	1,569	1,569

Combined fixed charges and preferred dividends, as defined	$23,028	$19,012	$15,098	$13,426	$13,583	$13,954

Earnings as defined:

Net Income	$34,947	$30,479	$31,114	$35,976	$17,065	$18,332
Add:
Provision for income taxes:
Total	23,052	15,346	16,601	15,862	7,240	6,756
Fixed charges as above	21,426	17,558	13,921	11,857	12,014	12,385

Total earnings, as defined	$79,425	$63,383	$61,636	$63,695	$36,319	$37,473

Ratio of earnings to fixed charges, as defined (b)	3.71	3.61	4.43	5.37	3.02	3.03

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	3.45	3.33	4.08	4.74	2.67	2.69

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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.